FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                        For the month of September, 2004


                        Commission File Number: 000-28994


                                    Eidos plc


                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                       [X]
                                    Form 40-F
                                       [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____



Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                       Yes
                                       [ ]

                                       No
                                       [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            EIDOS PLC


By:     /s/ Stuart Cruickshank
--------------------------------
        Stuart Cruickshank
        Chief Financial Officer


By:     /s/ Michael McGarvey
---------------------------------
        Michael McGarvey
        Chief Executive Officer


Date: 1 September 2004
     ------------------


                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:


Exhibit                                                               Reference

Press Release dated 1 September 2004 -
Eidos plc: Notice of Preliminary Results
-----------------------------------------

              Eidos plc: Notice of Preliminary Results


    LONDON--(BUSINESS WIRE)--Sept. 1, 2004--Eidos (LSE: EID.L; NASDAQ:
EIDSY) intends to announce its Preliminary Results for the financial year ended June 30, 2004 on September 15, 2004, at which time the Company will also provide an update on its Strategic Review.

    CONTACT: Brunswick UK
             Jonathan Glass/Wendel Carson, 44-20-7404-5959
              OR
             Brunswick NY
             Nina Devlin, 212-333-3810